UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Mecox Lane Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

58403M102
(CUSIP Number) February 28, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of the Securities  Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that  section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403M102
1	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). China Dongxiang (Group) Co. Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of shares Beneficially by Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 58,825,343
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 58,825,343

9	Aggregate Amount Beneficially Owned By Each Reporting Person 58,825,343
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row (9) 14.5%
12	Type Of Reporting Person (See Instructions) CO

CUSIP No. 58403M102
1	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). Brilliant King Group Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of shares Beneficially by Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 58,825,343
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 58,825,343

9	Aggregate Amount Beneficially Owned By Each Reporting Person 58,825,343
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row (9) 14.5%
12	Type Of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer:
Mecox Lane Limited

(b)           Address of Issuer's Principal Executive Offices:

22nd Floor, Gems Tower, Building 20
No. 487, Tianlin Road
Shanghai  200233
People’s Republic of China

Item 2.
(a)	Name of Persons Filing:

This Schedule 13G is being filed on behalf of the following persons:

(i) China Dongxiang (Group) Co. Ltd

(ii) Brilliant King Group Ltd

(b)	Address of Principal Business Office or, if none, Residence:

China Dongxiang (Group) Co. Ltd
Building 21, No.2 Jingyuanbei Street,
Beijing Economic-Technological Development Area,
Beijing 100176
People’s Republic of China

Brilliant King Group Ltd
Building 21, No.2 Jingyuanbei Street,
Beijing Economic-Technological Development Area,
Beijing 100176
People’s Republic of China

(c)	Citizenship:

See Item 4 of the attached cover pages.

(d)	Title of Class Securities:

Ordinary Shares

(e)	CUSIP Number:

58403M102

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

(a)           Amount beneficially owned:

See Item 9 of the attached cover pages.

Brilliant King Group Ltd is the owner of record of the ordinary shares reported herein. China Dongxiang (Group) Co. Ltd is the sole shareholder and owner of Brilliant King Group Ltd and, accordingly, may be deemed to beneficially own the ordinary shares reported herein as a result of its direct or indirect power to vote or dispose of such shares.

(b)              Percent of class:

See Item 11 of the attached cover pages.

(c)              Number of shares as to which such person has:

(i) sole power to vote or direct the vote

See Item 5 of the attached cover pages.

(ii) shared power to vote or direct the vote:

See Item 6 of the attached cover pages.

(iii) sole power to dispose or to direct the disposition of:

See Item 7 of the attached cover pages.

(iv)  shared power to dispose or direct the disposition of:

See Item 8 of the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security being Reported On by The Parent Holding Company

See Exhibit 1.

Item 8.  Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2011

CHINA DONGXIANG (GROUP) CO. LTD

By:	/s/ Chen Yihong
Name: CHEN Yihong Title: Director

BRILLIANT KING GROUP LTD

By:	/s/ Chen Yihong
Name: CHEN Yihong Title: Director

EXHIBIT 1

Brilliant King Group Ltd, a limited liability company incorporated in the British Virgin Islands, is the record shareholder of the ordinary shares the subject of this filing.

Brilliant King Group Ltd is wholly owned by China Dongxiang (Group) Co. Ltd, a limited liability company incorporated in the Cayman Islands.

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned, China Dongxiang (Group) Co. Ltd and Brilliant King Group Ltd, each hereby agrees and acknowledges that the information required by this Schedule 13G, to which this Agreement of Joint Filing is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: March 9, 2011

CHINA DONGXIANG (GROUP) CO. LTD

By:	/s/ Chen Yihong
Name: CHEN Yihong Title: Director

BRILLIANT KING GROUP LTD

By:	/s/ Chen Yihong
Name: CHEN Yihong Title: Director